Linda Cvrkel	March 16, 2012

Branch Chief – Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc.

Form 10-K for the year ended December 31, 201

Filed March 31, 2011

File No. 000-49688

Dear Ms. Cvrkel:

We are in receipt of your letter dated March 6, 2012 and appreciate your comments to our Form 10-K for the year ended December 31, 2010 filed by Speedemissions, Inc. (the “Company”) on March 31, 2011. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your letter.

Our responses below are in sequence of your comments in your letter, and each is reprinted in bold and italics prior to our response in order to aid your review.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments, or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2011

Consolidated Balance Sheets, page 4

1)	We note your response to our prior comment number two that an interim impairment analysis for goodwill was not required as of September 30, 2011. In this regard, please tell us the results of your annual impairment analysis for goodwill as of December 31, 2011. If no impairment of goodwill was required, please tell us and revise your disclosures within your goodwill critical accounting policy within MD&A to discuss whether any of your reporting units are at risk of failing step one of the impairment test as defined in ASC 350. If so, please tell us and provide the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

During the first quarter of 2012, a proposed bill to eliminate or reduce vehicle safety inspections was proposed in the Utah State Legislature’s 2012 session. Utah House Bill 298, titled Motor Vehicle Safety Inspection Amendments was introduced on February 8, 2012. An amended version of the bill was passed by the Utah State Senate on March 9, 2012. The bill is currently awaiting the Governor of Utah’s signature to become law. If signed by the Governor, the final bill will amend Utah’s existing auto safety inspection law and become effective on January 1, 2013. The main item in the bill which negatively impacts us in future periods deals with changing the years a vehicle is subject to a vehicle safety inspection. Current law requires vehicles newer than eight years old to have an inspection every other year. Vehicles older than eight years old are required to receive an inspection annually. The new bill requires vehicle safety inspections on vehicles which are four, eight and 10 years old, and then annually for the rest of the vehicle’s life. Vehicle emissions testing laws in Utah were not impacted by Utah House Bill 298. We anticipate the passage of this bill will significantly impact our future cash flows, impacting the fair value of our goodwill recorded as of December 31, 2011 for our Utah operations.

As a result of the proposed and final bill passed by the Utah State Legislature and our analysis of our Utah operations revenue and expense trends, which were both lower during the fourth quarter of 2011, we made changes to our key assumptions. Our key assumptions with respect to our revenue and our revenue growth rates were lowered to show an expected decline in revenue from our Utah operations of 10%, 8.1% and 3% in the years 2012, 2013 and 2014, respectively. In years subsequent to 2014, we expect our revenue to be flat and used a 0% growth rate. We calculated the impact of House Bill 298 to be 6.1% decrease to our 2013 revenues. We expect only an additional 2% decline in revenue not attributable to vehicle safety inspections in 2013 which gave us the 8.1% decline. We have and will continue to take steps to reduce our operating expenses to offset the expected decline in safety inspections, including the reduction in payroll, rents and other Utah operating expenses. As such, we expect a reduction in our expenses from our Utah operations of approximately 9%, 5% and 2% in years 2012, 2013 and 2014, respectively.

As a result of the above changes in our key assumptions relating to revenue and expenses, we calculated the percentage by which the carrying value of goodwill related to our Utah operations exceeded its fair value to be approximately 47%. As such, our results for the year ended December 31, 2011 will contain goodwill impairment expense related to our Utah operations of $1,108,914. The goodwill on our books as of December 31, 2010 and December 31, 2011 is solely related to our Utah operations. After the goodwill impairment expense in 2011, the remaining goodwill recorded on our books is $1,240,152.

Our key assumptions with respect to revenue from our Utah operations could be negatively impacted in future years if additional laws pertaining to motor vehicle safety inspections or motor vehicle emissions tests are created or amended in the Utah State Legislature. We have identified this potential change in government laws and regulation as a risk factor in our Form 10-K filings. Our key assumptions could reasonably be expected to be negatively affected if we experience a decrease in customers from vehicle emissions testing or if the reduction in vehicle safety inspections is greater than we anticipate. Our key assumptions could also be reasonably expected to be negatively affected if we are unable to reduce or control costs in our Utah operations.

Please direct any questions regarding the above responses to me at (770) 306-7667 or to Jennifer Moseley at (205) 458-5442.

Thank you for your attention to this filing and response.

Very truly yours,

/s/ Michael S. Shanahan
Chief Financial Officer